VINDER, INC. FINANCIAL STATEMENTS (UNAUDITED)

From Inception - July 24, 2018

Vinder, inc.

BALANCE SHEET

As of July 24, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (7311)	24,965.61
Total Bank Accounts	**$24,965.61**
Total Current Assets	**$24,965.61**
TOTAL ASSETS	**$24,965.61**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	166.67
Owner's Investment	101,300.00
Retained Earnings	
Net Income	-76,501.06
Total Equity	**$24,965.61**
TOTAL LIABILITIES AND EQUITY	**$24,965.61**

Vinder, inc.

STATEMENT OF CASH FLOWS

January 1 - July 24, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-76,501.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -76,501.06**
FINANCING ACTIVITIES	
Opening Balance Equity	166.67
Owner's Investment	101,300.00
Net cash provided by financing activities	**$101,466.67**
NET CASH INCREASE FOR PERIOD	**$24,965.61**
CASH AT END OF PERIOD	**$24,965.61**

Vinder, inc.

PROFIT AND LOSS

January 1 - July 24, 2018

	TOTAL
Income	
Sales	6.20
Uncategorized Income	30.63
Total Income	**$36.83**
Cost of Goods Sold	
Shipping	44.35
Total Cost of Goods Sold	**$44.35**
GROSS PROFIT	**$ -7.52**
Expenses	
Bank Charges & Fees	34.20
Car & Truck	937.03
Contractors	33,008.46
Insurance	310.22
Legal & Professional Services	811.35
Meals & Entertainment	793.80
Office Supplies & Software	1,822.80
Other Business Expenses	70.74
PNW Marketing	5,474.23
Purchases	3,495.00
Reimbursable Expenses	3,868.52
Rent & Lease	2,500.00
Salaries & Wages	14,503.50
Taxes & Licenses	5,666.50
Travel	3,002.77
Uncategorized Expense	194.42
Total Expenses	**$76,493.54**
NET INCOME	**$ -76,501.06**

VINDER, INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
July 24, 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES
Vinder, Inc. ("the Company") is a corporation formed under the laws of the State of Washington. The Company derives revenue from obtaining a service fee from facilitating a transaction between home gardeners selling/trading homegrown produce with their neighbors

The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent.

Property and Equipment
The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales
Cost of Sales includes costs of produce items and other services sold to the Company's customers.

Advertising Costs
The Company expenses direct advertising costs as incurred.

NOTE C- LEASES
The Company leases office buildings (or portions thereof) and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D- INCOME TAXES
The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it.

NOTE E- NOTES PAYABLE
The Company has convertible notes ("the Notes"). The Notes accrue interest at the rate of 4% per annum and have twenty-four month terms, with the earliest commencing in February of 2020. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE F- CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2018, the date that the financial statements were available to be issued.